CUSIP No. 50540L 10 5                                        Page 1 of 6 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)1

                                  LabOne, Inc.
                     -------------------------------------
                                (Name of Issuer)
                     -------------------------------------
                          Common Stock, $.01 par value
                     -------------------------------------

                         (Title of Class of Securities)

                                  50540L 10 5
                     -------------------------------------
                                 (CUSIP Number)

         Welsh, Carson, Anderson  & Stowe        Othon A. Prounis, Esq.
         320 Park Avenue, Suite 2500             Ropes & Gray LLP
         New York, New York  10023               45 Rockefeller Plaza
         Attention: Jonathan M. Rather           New York, New York  10111
         Tel. (212) 893-9500                     Tel. (212) 841-5700

                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].






----------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 50540L 10 5                                        Page 2 of 6 Pages


1) Name of Reporting Person: Welsh, Carson, Anderson & Stowe IX, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
------------------------------------------------------------------

2) Check the Appropriate Box                    (a) [X]
   if a Member of a Group                       (b) [ ]
------------------------------------------------------------------

3) SEC Use Only
------------------------------------------------------------------

4) Source of Funds                              Not Applicable
------------------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                         Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
------------------------------------------------------------------

6) Citizenship or Place of Organization Delaware
------------------------------------------------------------------
Number of                 7)   Sole Voting      4,698,102 shares of
Shares Beneficially            Power            Common Stock
Owned by                                        (issuable upon
Reporting Person:                               conversion of
                                                preferred stock)
                          ----------------------------------------------------
                          8)   Shared Voting
                               Power                    -0-
                          ----------------------------------------------------
                          9)   Sole Disposi-     4,698,102 shares of
                               tive Power        Common Stock
                                                 (issuable upon
                                                 conversion of
                                                 preferred stock)
                          ----------------------------------------------------
                          10) Shared Dis-
                              positive Power               -0-
                          ----------------------------------------------------
11)    Aggregate Amount Beneficially             4,698,102 shares of
       Owned by Each Reporting Person            Common Stock
                                                 (issuable upon
                                                 conversion of
                                                 preferred stock)
------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

13)   Percent of Class
      Represented by                 29.3%
      Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person PN

CUSIP NO. 50540L 10 5                                        Page 3 of 6 Pages

1)   Name of Reporting Person: WCAS Management Corporation

     and I.R.S. Identification No. of Above Person,
     if an Entity (Voluntary):
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                            Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
-------------------------------------------------------------------------------
Number of                 7)   Sole Voting      2,350 shares of
Shares Beneficially            Power            Common Stock
Owned by                                        (issuable upon
Reporting Person:                               conversion of
                          -----------------------------------------------------
                          8)   Shared Voting
                               Power            -0-
                          -----------------------------------------------------
                          9)   Sole Disposi-    2,350 shares of
                               tive Power       Common Stock
                                                (issuable upon
                                                conversion of
                                                preferred stock)
                          -----------------------------------------------------
                          10)  Shared Dis-
                               positive Power   -0-
                          -----------------------------------------------------
11)  Aggregate Amount Beneficially              2,350 shares of
     Owned by Each Reporting Person             Common Stock
                                                (issuable upon
                                                conversion of
                                                preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by              less than 0.1%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                      CO

CUSIP NO. 50540L 10 5                                        Page 4 of 6 Pages



                        Amendment No. 1 to Schedule 13D
                        -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons on September 10, 2001 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following items of the Schedule 13D are hereby amended as follows:

Item 2.  Identity and Background
         -----------------------

          Item 2 is hereby amended to add John D. Clark, D. Scott Mackesy, Sanjay Swani and James R. Matthews as Managing Members of IX Associates, and to remove Lawrence B. Sorrel as a Managing Member of IX Associates and Stockholder of WCAS Management.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          The following information is based on a total of 11,328,219 shares of Common Stock outstanding as of April 30, 2003, and gives effect to the conversion of all shares of Series B-1 Preferred held by each entity and person named below, including dividends accrued through June 4, 2003. All shares of Series B-2 Preferred held by each such entity and person were converted to Series B-1 Preferred in January 2002. As further described in paragraph (c) below, all Warrants held by each such entity and person have been exercised.

                    WCAS IX and IX Associates
                    -------------------------

                    WCAS IX owns 4,698,102 shares of Common Stock, or approximately 29.3% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

                    WCAS Management
                    ---------------

                    WCAS Management owns 2,350 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    Managing Members of IX Associates
                    and Stockholders of WCAS Management
                    -----------------------------------

                    (i) Patrick J. Welsh owns 17,836 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (ii) Russell L. Carson owns 17,836 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (iii) Bruce K. Anderson owns 17,697 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (iv) Thomas E. McInerney owns 17,974 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (v) Robert A. Minicucci owns 17,974 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                    (vi) Anthony J. de Nicola owns 12,997 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

CUSIP NO. 50540L 10 5                                        Page 5 of 6 Pages

                    (vii) Paul B. Queally owns 10,117 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.


                    (viii) Jonathan M. Rather owns 2,903 shares of Common Stock (held in his IRA account), or less than 0.1% of the Common Stock outstanding.

                    Other WCAS Purchasers
                    ---------------------

                    (i) D. Scott Mackesy owns 2,770 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (ii) Sanjay Swani owns 277 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (iii) John D. Clark owns 277 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (iv) James R. Matthews owns 277 shares of Common Stock (held in his IRA account), or less than 0.1% of the Common Stock outstanding.

                    (v) Sean Traynor owns 2,217 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (vi) John Almeida owns 277 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                    (vii) Eric J. Lee owns 277 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates and the stockholders of WCAS Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX and WCAS Management, respectively. Each of the managing members of IX Associates and the stockholders of WCAS Management disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates or a stockholder of WCAS Management, in the securities owned by WCAS IX and WCAS Management.

          (c) On dates between May 14, 2003 and May 29, 2003, each entity and person named herein exercised all of the Warrants held by each such entity and person in accordance with the terms of such Warrants, and sold all of the shares of Common Stock acquired upon such exercises at an average price of $20.18.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS IX or WCAS Management.

CUSIP NO. 50540L 10 5                                        Page 6 of 6 Pages



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                        By:  WCAS IX Associates, LLC, General Partner

                        By: /s/ Jonathan M. Rather
                           -----------------------
                                Managing Member


                        WCAS MANAGEMENT CORPORATION


                        By: /s/ Jonathan M. Rather
                           -----------------------
                                Vice President, Secretary & Treasurer


Dated:   June 11, 2003